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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 31 )*

CHAMPPS ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
909 15K 100
(CUSIP Number)
Scott Kislin, Esq.
General Counsel
Atticus Capital LP
152 West 57th Street, 45th Floor
New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	909 15K 100	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Atticus Capital LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,535,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,535,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,535,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	909 15K 100	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Atticus Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,535,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,535,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,535,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	909 15K 100	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Timothy R. Barakett

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,535,838

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,535,838

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,535,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC, IN

CUSIP No.	909 15K 100	Page	5	of	10
     This Amendment No. 31 (“Amendment No. 31”) amends and supplements the statement on Schedule 13D initially filed on October 31, 1997, as amended and restated most recently by the amendment filed on September 3, 2004. This Amendment No. 31 relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Champps Entertainment, Inc., a Delaware corporation (the “Company”) and is being filed to report the information in Item 4 herein.
Item 2. Identity and Background
Item 2 is amended and restated in its entirety as follows:
     (a), (b) and (c) This statement is being filed by Atticus Capital LP (“Atticus Capital”), Atticus Management LLC (“Atticus Management”) and Mr. Timothy R. Barakett (“Mr. Barakett”, and collectively with Atticus Capital and Atticus Management, the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 152 W. 57th Street, 45th Floor, New York, NY 10019.
     Effective as of January 1, 2006, Atticus Management (f/k/a Atticus Capital, L.L.C.) effected a restructuring in which it assigned to Atticus Capital its rights and obligations under the investment management agreements with its clients and following the restructuring it changed its name to “Atticus Management LLC.” Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Management. Atticus Management is the sole general partner of Atticus Capital. Atticus Capital, together with certain of its affiliated entities (collectively, the “Atticus Entities”), acts as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”). Based on his relationship with the Atticus Entities, the Funds and the Accounts, Mr. Barakett may be deemed to be a beneficial owner of the Shares owned by the Funds and Accounts for purposes of Section 13(d) of the Act.
     (d) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Barakett is a citizen of Canada.
Item 4. Purpose of Transaction
Item 4 is amended by adding the following at the end thereof:
     On July 3, 2007, the Company, F&H Acquisition Corp., a Delaware corporation (“Parent”), and Last Call Acquisition Corp., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). In connection with the consummation of the transactions contemplated by the Merger Agreement, each outstanding share of Common Stock will be converted into the right to receive an amount in cash equal to $5.60. After consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent.
     Concurrently with the execution of the Merger Agreement, Parent entered into a Voting Agreement, dated July 3, 2007 (the “Voting Agreement”), with Atticus Global Advisors, Ltd. (a Fund), Atticus Trading, Ltd. (a Fund), Green Way Managed Account Series, Ltd., in respect of its segregated account, Green Way Portfolio D (an Account), Timothy R. Barakett, NR Securities, Ltd. (an Account), and Calpurnia Partners, Ltd. (an Account) (the “Shareholders”), pursuant to which each Shareholder agreed that it shall vote (or cause to be voted) all of the shares of Common Stock which such Shareholder has the right to so vote at the Stockholder Meeting (as defined in the Merger Agreement) in favor of the approval and adoption of the Merger Agreement, the transactions

CUSIP No.	909 15K 100	Page	6	of	10
contemplated thereby (including, without limitation, the Merger) and any actions required in furtherance thereof. In addition, until the termination of the Voting Agreement, each Shareholder agreed to vote (or cause to be voted) at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, all of the shares of Common Stock which such Shareholder has the right to so vote: (i) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; (ii) against any Competing Proposal (as defined in the Merger Agreement) and against any other proposal for action or agreement that would, in any material respect, impede, interfere with, delay or adversely affect the Merger; and (iii) against any change in the composition of the Company’s Board of Directors, other than as contemplated by the Merger Agreement.
     The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit A-8.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
     (a) and (b) Based on the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007, as of May 4, 2007 there were 13,094,449 Shares outstanding. Each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,535,838 (33.5%) Shares including (i) 4,102,052 outstanding Shares and (ii) 433,786 Shares issuable upon exercise of the Note and Warrants.
     Each of the Reporting Persons has sole power to vote, direct the vote, dispose of or direct the disposition of Shares that they beneficially own.
     (c) There were no transactions in the Shares effected during the past 60 days prior to and including July 3, 2007.
     (d) Certain Funds and Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, including (i) Atticus Global Advisors Ltd., a Fund whose Shares may be deemed to be beneficially owned by the Reporting Persons, and which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 16.45% of the Shares (2,223,902 Shares); and (ii) NR Securities, Ltd., an Account whose Shares may be deemed to be beneficially owned by the Reporting Persons, and which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 8.9% of the Shares (1,204,650 Shares).
     (e) Not applicable.
     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is further amended by adding the following at the end thereof:
     The information set forth under Item 4 above is incorporated herein by reference.
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A-6, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.
     Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No.	909 15K 100	Page	7	of	10
Item 7. Material to Be Filed as Exhibits
Item 7 is further amended by adding the following at the end thereof:

Exhibit A-6	Joint Filing Agreement of the Reporting Persons

Exhibit A-7	Power of Attorney dated June 7, 2007

Exhibit A-8	Voting Agreement, dated as of July 3, 2007, by and between Parent, Atticus Global Advisors, Ltd., Atticus Trading, Ltd., Green Way Managed Account Series, Ltd., in respect of its segregated account, Green Way Portfolio D, Timothy R. Barakett, NR Securities, Ltd., and Calpurnia Partners, Ltd.

CUSIP No.	909 15K 100	Page	8	of	10
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2007

ATTICUS CAPITAL LP

By:	Atticus Management LLC,
its general partner

By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

*	by Dennis Bertron, attorney-in-fact